UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Frost, Dr. Phillip

   4400 Biscayne Boulevard
   Miami, FL  33137-3227
   USA
2. Issuer Name and Ticker or Trading Symbol
   Ladenburg Thalmann Financial Services Inc.
   LTS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   April 7, 2003
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, par value $.0|04/07/|P   | |89,000            |A  |$0.12      |                   |I     |Frost Gamma Inv. Trust (1) |
001 per share              |03    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|04/08/|P   | |139,100           |A  |$0.1099    |1,715,966          |I     |Frost Gamma Inv. Trust (1) |
001 per share              |03    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Common Stock Purchase |$1.00   |08/31|    | |           |   |Immed|08/31|Common Stock|100,000|       |            |I  |(1)         |
Warrant (right to buy)|        |/01  |    | |           |   |.    |/06  |, $.0001 par|       |       |            |   |            |
                      |        |     |    | |           |   |     |     | value      |       |       |            |   |            |
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8-1/2% Senior Converti|$1.5391 |08/31|    | |           |   |Immed|12/31|Common Stock|6,497,4|       |            |I  |(2)         |
ble Promissory Note   |        |/01  |    | |           |   |.    |/05  |, $.0001 par|75     |       |            |   |            |
                      |        |     |    | |           |   |     |     | value      |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) These securities are held by Frost Gamma Investments Trust, of which the reporting person is the trustee and Frost Gamma, L.P. is the sole and exclusive beneficiary. The reporting person is the sole limited partner of Frost Gamma, L.P. The general partner of Frost Gamma, L.P. is Frost
Gamma, Inc. and sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. The reporting person is also the sole shareholder of
Frost-Nevada Corporation.
(2)This security is held by Frost-Nevada Investments Trust, of which the reporting person is the trustee and Frost-Nevada Limited Partnership is the sole and exclusive beneficiary. The reporting person is one of three limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada L.P. During April 2002 Frost Beta, L.P. became a limited partner of Frost-Nevada
L.P. The reporting person is also the sole shareholder of Frost Beta, Inc., the sole general partner of Frost Beta, L.P. Frost Alpha Charitable
Remainder Trust is the only limited partner of Frost Beta, L.P. Frost Alpha L.P. is a beneficiary of Frost Alpha Charitable Remainder Trust.
Frost-Nevada Corporation is the sole member of Frost Alpha LLC, which is the sole general partner of Frost Alpha L.P. The reporting person and the
Frost 2001 Charitable Lead Annuity Trust are the sole limited partners of Frost Alpha L.P. On January 31, 2003 the Frost Alpha 2003 Charitable Lead
Annuity Trust became a limited partner of Frost-Nevada LImited Partnership.
The reporting person is not the trustee of the charitable trusts described above, but continues to report beneficial ownership of all securities.
JOINT FILER
___________________
FROST GAMMA INVESTMENTS TRUST
/s/ Phillip Frost
___________________
By Phillip Frost, M.D., Trustee
FROST-NEVADA INVESTMENTS TRUST
/s/ Phillip Frost
___________________
By Phillip Frost, M.D., Trustee
SIGNATURE OF REPORTING PERSON
/s/ Phillip Frost, M.D.
DATE
April 9, 2003